LL 03

"PUBLIC"

SECURI

ANN

17009090

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

FORM X-17A-5
PART III *

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SEC FILE NUMBER
8-68746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APTO PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Cold Hill Road South, Suite 11
(No. and Street)

Mendham (City) NJ (State) 07945 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUAN D. ESPINOSA 973-543-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Pkwy, Suite 290 (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUAN D. ESPINOSA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APTO PARTNERS, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

RAYMOND A DEWAR III
Notary Public
State of New Jersey
My Commission Expires Mar. 13, 2018
I.D.# 2431199

[signature]
Signature

PRESIDENT & CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>APTO PARTNERS, LLC</u>

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES AND EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

APTO PARTNERS, LLC

December 31, 2016

Table of Contents

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Apto Partners, LLC
Mendham, New Jersey

We have audited the accompanying financial condition of Apto Partners, LLC, as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Apto Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apto Partners, LLC, as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 15, 2017

APTO PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash	$	11,621
Receivables from broker-dealers		196,250
Securities owned, at fair value		5,514,235
Fixed assets, net		205,400
TOTAL ASSETS	$	5,927,506
LIABILITIES		
Accounts payable and accrued expenses	$	10,197
Payables to broker-dealers		1,578,384
Notes payable		148,116
TOTAL LIABILITIES		1,736,697
MEMBER'S EQUITY		
Member's equity		3,509,664
Accumulated other comprehensive income		681,145
TOTAL MEMBER'S EQUITY		4,190,809
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,927,506